INVEST IN **VIVEKA**

# The world's largest B2B/B2C SaaS powered coaching and training platform

PITCH VIDEO   INVESTOR PANEL



viveka.world   Marina del Rey CA

Technology   Software   Saas   Marketplace   B2B

LEAD INVESTOR

**Charles D Nolan Jr** Chairman at NR International

I strongly believe in the concept and its need in the marketplace. The connection of professional practitioners to clients has historically been "one of word of mouth", despite the importance of the decision to most clients. Why should this be the case in today's world of technology based high connectivity? The need is one that has been waiting to be solved, and Viveka will accomplish it! I have successfully invested in many private placement offerings over the years. In my experience the difference between success and failure is mostly determined by the people executing the business plan. My decision to add additional money to my first round investment is principally based on how I have witnessed Katja and her team execute so far. Katja Kempe is an enormously talented and tireless woman who brings a wealth of exerience to the table. She has been widely recognized for her previous successes. I am most impressed by her ability to be resourceful and creative if things don't go exactly as planned. This is a critical element in launching a successful new venture. Katja's ability to lead her team, while adeptly pivoting to handle unexpected changes and challenges continues to build my confidence in this oppportunity. I am excited to increase my investment and take a larger role as "Lead Investor".

**Invested $50,000 this round & $100,000 previously**

OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK A QUESTION

## Highlights

1. 300% growth in the last 6 months and new SaaS set to trigger even greater momentum
2. CEO won Female Entrepreneur of the Year at 2018 StartCon
3. 1,500 coaches on platform. 20,000 coaches accessible
4. New enterprise SaaS product launch in Q1 2021 - currently 80% completed
5. Executive team w/ 100+ years experience in tech & marketing
6. $360B total addressable market. Growing at >7% per year.
7. Featured in Forbes, Yahoo! Finance, Global Newswire and Coaching Life Magazine.
8. Board of Advisors with 150+ years experience successfully navigating multiple IPOs & exits.

## Our Team



**Katja Kempe** CEO & Founder

Female Entrepreneur Of The Year 2018 Asia Pacific COO Jones Day Australia Global Strategy Manager Herbert Smith Freehills

"Exploring our full potential as humans is my passion and I've been privy to personally meet and work with some of the world's most elite coaches, who helped me in my most pivotal moments. I wanted this opportunity to be available to billions." - CEO Viveka is our way to support in times of hardship and growth, and consciously support evolution.



**Bobby Spencer** CTO Chief Tech Officer

CEO of software engineering company of 22 developers



**Johannes Riedl** CIO Chief Innovation Officer

Global Client Partner NETSOL, previously KPMG



**Anay Patel** Digital Marketing Manager

Founder of YugenWay Author & Public Speaker



**Ralf Hirt** Growth Advisor

Vice President Double Click Chief Revenue Officer Tune Lead Mentor German Accelerator Tech

## Pitch

### Invest in Viveka: Where knowledge leads and experts connect

Now more than ever, individuals need coaches for support; and companies need to support their employees' performance and well-being for increased satisfaction and productivity.

Viveka pairs both companies and individuals with coaching experts and provides the software to fulfil the entire coaching experience. V-Coach, our coaching SaaS, features calendar integration, automated client notifications, an accountability tracker, and video communications. V-Coach is fully developed, and we're already making headlines with our MVP!

Our new enterprise SaaS is also a game-changer. V-Corp supports HR teams to administer the end-to-end coaching process with a fully customizable, white-labelled curriculum builder, centralized budget management, and reporting. V-Corp will launch in Q1 2021 and is in its final development phase.


yahoo! finance
21 FOUNDERS CHANGING THE WAY WE DO BUSINESS
SECRETS TO SUCCESS
HOW TO GET FUNDING
PROFITING IN A POST COVID WORLD
#13 Katja Kempe
yahoo! finance
Yahoo Finance: Top 21 Founders Changing the Way We Do Business In 2021


Forbes: 7 Steps to Build A Thriving Online Coaching Business In 2019
Katja Kempe, founder of Viveka, the world's largest marketplace for coaches and speakers advises:
"Your clients don't care about the process, when people buy coaching services they want to know what results you will achieve for them. Focus on the outcome and not how you will get them there."
Forbes
https://www.forbes.com/sites/ignacioperez/2019/01/29/7-steps-to-build-a-thriving-online-coaching-business-in-2019


Female Entrepreneur of The Year Asia Pacific Startcon
STARTCON


O1a Extraordinary Business Achievement Visa USA
The O-1 nonimmigrant visa is for the individual who possesses extraordinary ability in the sciences, arts, education, business, or athletics, or who has a demonstrated record of extraordinary achievement in the motion picture or television industry and has been recognized nationally or internationally for those achievements.
U.S. Citizenship and Immigration Services

### We Have Traction, and We're Ready to Scale

Since launching our new marketplace in March 2020, we've signed up over 1,500 coaches, generated $120K in ARR, and received strong accolades from industry leaders.



"I spent so much time grueling over: How do I touch my market? How do I let my market know that I exist? **Viveka** handles that... **Viveka** is your answer."

**Lisa Nichols**

Internationally celebrated Motivational Speaker and Transformational Coach



"V-Coach allows coaches to seamlessly manage their coachingworkflows. A software like this brings structure and automation to the coaching process."

**Ajit Nawalkha**

Founder of Evercoach, the world's leading coach training platform, and Co-Founder of Mindvalley



"We onboarded two recommended **Viveka** coaches to our Tata coach network, which is available to **700,000 employees** of the Tata Group. Working with **Viveka** has been seamless and effortless. Thank you."

**Akanksha Jain**

CHRO Tata Group India

# Our Revenue Forecast is Bright

Our MRR has grown 300% in the last six months alone. Our growth is backed by a robust business model, a multi-channel marketing approach, and a multi-faceted competitive advantage.

| $ USD 000's EOY | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|
| REVENUE | 92 | 2,517 | 12,200 | 32,162 | 73,348 |
| RECURRING REVENUE | 38 | 2,004 | 8,938 | 25,515 | 53,788 |
| EXPENSES | 394 | 2,403 | 6,492 | 10,925 | 20,940 |
| EBITDA | (302) | 113 | 5,707 | 21,237 | 52,408 |
| GROSS MARGIN | - 329% | 4% | 47% | 66% | 71% |
| # Coaches V-COACH | 145 | 853 | 3,455 | 11,859 | 32,905 |
| # Companies V-CORP | - | 44 | 126 | 285 | 514 |
| HEADCOUNT FTE | 5 | 14 | 32 | 47 | 67 |



Our 5 Year Projections · $73M Revenue by 2024

Revenue ■ Recurring Revenue ■ EBITDA

>70% Recurring Revenue   >32K Coaches by 2024   >500 Companies by 2024

This graphic contains forward-looking projections that cannot be guaranteed.

**The above section contains forward-looking statements that cannot be guaranteed.**

We Have a Clear

# We Have a Clear Competitive Advantage

Our secret sauce lies in the combination of our SaaS solutions, AI, global reach, and easy-to-use marketplace—setting us ahead of the competition in a category of our own.

We have experts for every kind of service—from career, to mindfulness, to leadership—and our SaaS takes the legwork out of the administrative tasks for both HR teams and coaches.

Here is What We do:



- **Marketplace:** Aggregator, Advanced Matching through AI
- **B2B Learning & Development SaaS:** Outsourcing Of LEarning & Development PRocesses, Automated & Impact Driven
- **COACH SaaS:** Standardizing Coaching Sessions For Quality Control
- **COACH DATA/INFORMATION:** Vetting, Client Assessments, Insurance, Certifications Through Partnerships

And Here's How the Competition Compares...



| | Viveka | BetterUp | aceup | noomii | coach accountable |
|---|---|---|---|---|---|
| Global Coverage | ✓ | × | × | × | × |
| Wide selection of Coaches | ✓ | ✓ | ✓ | ✓ | × |
| Smart Analytics | ✓ | ✓ | × | × | × |
| Coach SaaS | ✓ | × | × | × | ✓ |
| B2B | ✓ | ✓ | ✓ | × | × |
| B2C | ✓ | × | × | ✓ | × |
| Marketplace | ✓ | × | × | ✓ | × |

# Our Team Knows How to Innovate, Scale, and Exit

With over 100 years of combined experience, our team and advisory board have the collective expertise to continue Viveka's trajectory as a market leader and exit successfully.

Our CEO has 20+ years of global strategy, management, and coaching experience and won Female Entrepreneur of the Year. And our CTO & CIO have 30+ years of tech, consulting, and design thinking experience.



Katjia Kempke
CEO/Founder

- +15 years Mgmt & Strategy
- +15 years Coaching COO Jones Day Australia
- Global Strategy Manager HSF
- Female Entrepreneur of the Year APAC 2018 StartCon

Bobby Spencer
CTO Tech

- +20 years Tech
- +10 years Entrepreneurship
- CEO & Founder Twire
- CTO Slidecatcher
- Team of 20+ Developers in Node, PHP, Java, SQL, C.

Johannes Riedl
CIO Innovation

- +20 years Tech
- +10 years Consulting
- Global Client Partner at NETSOL Technologies
- Senior Manager Deloitte
- Specialties: Test Management, Quality Assurance, Outsourcing

Anay Patel
Digital Marketing

- +10 Years Digital Marketing
- Progressive digital marketing leader
- Specialties: growing brands through paid and organic strategies, social media and customer research.



Gavin Bell



Ralf Hirt



Ullas Naik



Jeff Babka

| Legal Advisor | Growth Advisor | Investment Advisor | Financial Advisor |
|---|---|---|---|
| 10+ years Global CEO & Managing Partner of HSF & Freehills | Business Development Expert. | Seasoned Seed and angel investor, venture capitalist and entrepreneur with investment experience in nearly 350 companies. | +40 years Finance & Operations, CFO at 6 global public & private companies bcked by financial sponsors successfully completing 3 dual-track, IPO/Sale transactions, incl. NYSE |
| 3 X BRW CEO of the Year for Professional Firms | Specializes in Strategic market and segment expansion, operations, partnerships, and more. | | IPO of the Year 2005 |
| Non-Executive Director & Board Member of 5 companies | | Founder of seed stage venture firm Streamlined Ventures Silicon Valley. | |

# The Market is Huge —
# and Hungry

Reliable coaches are hard to find, and (until now) there was no centralized marketplace to streamline the process. We believe Viveka is the only marketplace of coaches worldwide that offers businesses an expansive database of coaches, SaaS to fulfil all training on site, centralized curriculum & budget management, and global coverage - all in one place.



*Source: U.S. Bureau of Economic Research*

# We Have a Clear Roadmap
# for the Future

Growth doesn't happen by chance, which is why we have a clear roadmap for the future. By investing now, you'll get in at our current valuation ahead of these game-changing landmarks. Invest today for a piece of tomorrow.

*The below shows forward-looking projections that are not guaranteed.*

## Q2 2021

- Digital Marketing Team Onboarding (CMO x1 & Digital Marketer +1)
- Significant Ad Spend Increase (Search Engine & Social Media)
- Strategic Partnerships (domestic health insurers, HRM & coaching institutions)

## Q3 2021

- Growth Hacking Launch (Coach Competition & Gamification)
- Viveka App Launch iOS & Android

## Q4 2021

- Strategic Partnerships (international health insurers, HRM & coaching institutions)
- Inaugural Event Launch California (500 pax)



Did you know...?

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## Downloads

Viveka Jan 2021.pdf

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